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WRITER’S DIRECT LINE +852.3551.8690 WRITER’S EMAIL ning.zhang@morganlewis.com

March 2, 2020

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Meten EdtechX Education Group Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed February 13, 2020 File No. 333-235859

Ladies and Gentlemen:

On behalf of Meten EdtechX Education Group Ltd. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated February 28, 2020, relating to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the Company’s response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Form F-4 Amendment No. 1 filed February 13, 2020

U.S. Holders

Tax Consequences of the Mergers, page 84

1.

We note your revised disclosure that the parties intend for the transaction to be tax free but that there is an absence of guidance on the issue. Given this uncertainty, and the lack of clear disclosure as to your belief that the transaction is expected to be taxable, the tax consequences to investors appear to be material. Please revise your disclosure to state that you cannot take the position that the transaction be treated, for U.S. federal income tax purposes, as a non-taxable transaction because of an absence of guidance. Alternatively, provide a tax opinion in support of your disclosure.

In response to the Staff’s comment, we will make the attached edits to pages 99 and 100 of the Registration Statement in the next amendment filing of the Registration Statement.

Meten’s Management’s Discussion and Analysis, page 154

2.

Given the recent Coronavirus outbreak in China and other countries, please tell us whether you expect the outbreak to have an impact on your revenues in your current or future financial periods, and if so, disclose this in your filing. In this regard, please disclose whether or not you have closed any of your learning centers, as your risk factor disclosure states this may be necessary.

In response to the Staff’s comment, we will make the attached edits to pages 54, 176 and 177 of the Registration Statement in the next amendment filing of the Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

By:	/s/ Ning Zhang
Ning ZHANG
Partner

cc.
Mr. Siguang Peng, Chief Executive Officer, Meten International Education Group
Mr. Yupeng Guo, Vice President, Meten International Education Group
Mr. Ng Kwok Yin, Chief Financial Officer, Meten International Education Group
Mr. Benjamin Vedrenne-Cloquet, Chief Executive Officer of EdtechX Holdings Acquisition Corp.
Mr. Yile Gao, Morgan, Lewis & Bockius LLP
Mr. Jeffrey M. Gallant, Graubard Miller